Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Becomes the First Public ESG Company to Sponsor the Miami PC of

The Pro Padel League

March 23rd, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

Ground-Breaking Collaboration with the Miami Pro Padel Club - Miami PC

Newport Beach, California - Greenbriar Capital Corp or ("Greenbriar"), a leading developer of sustainable real estate and renewable energy, announces today that it has reached a joint collaboration and marketing agreement with the Miami PC.  Miami PC has recently recruited and engaged some of the top Padel players in the world, as well as soon to be announced worldwide tennis legends and influencers.

The Pro Padel League (PPL) - North America's first professional Padel league - just completed their historic, inaugural Player Draft that included all seven franchise teams of Miami, Los Angeles, Cancun, New York, Toronto, San Diego and Arkansas. As a historic milestone for the League, the PPL received approximately 500 entries from players in 57 countries including top North American and international players from Australia, Asia, South America, the United Kingdom, and Europe.

"Today was an incredible day for our League including all of our team owners and the players who were selected in the Draft," said Marcos Del Pilar, League Commissioner. "This is a huge milestone for the League and our teams who can now prepare for the start of our first season in May." This season, teams will be comprised of four active players including two men, and two women, and four alternates. Of the eight players on each team, six players will be from North America to further boost and promote the growth of Padel across the U.S., Canada, and Mexico.

The final team selections for the seven franchises can be viewed on the Pro Padel League website: https://propadelleague.com/2023/03/draft-results/. The PPL's inaugural season will kick-off in Tampa in May of 2023 with seven teams and conclude with the PPL CUP in June of 2023 where the four best teams will compete for the title.  The PPL's mission is to create a premier sports league providing a national stage for the sport while generating nationwide awareness and excitement for Padel. Something that has never been done before, the PPL will provide players and fans with a new platform that showcases Padel and grows participation in the sport.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Currently, Padel has over 25 million players worldwide and is growing in popularity in the U.S. with the number of Padel courts set to double in 2023. Over 8 million players are projected to be playing in the U.S. by 2030. The PPL will enable players, coaches, team owners, facility owners, broadcasters, fans, sponsors, and brands to all be involved in, and capitalize on, the sport's explosive growth.  Revenue streams include television, merchandising, gambling, eGaming and sponsorships. The PPL recently signed a television broadcasting agreement with CBS Sports where during the upcoming Padel season this May, the games will be broadcasted to over 99 million homes.  Greenbriar's first Miami Padel Club sponsorship is for $125,000 and coincides with matching Padel's strong Spanish and Latin roots with Greenbriar's massive Montalva Solar Project in Puerto Rico and Greenbriar's large 995 home entry level subdivision in Southern California. For more information on the PPL, visit: https://propadelleague.com/.

Known as a sporting paradise in South Florida, Miami is home to some of the best professional sports teams and events in the world including the Miami HEAT, Miami Dolphins, Miami Marlins, the Miami Open, NASCAR events at the Homestead-Miami Speedway. Miami has also hosted more Super Bowls than any other city. A premier destination for sporting events, the PPL will further grow Miami's professional sports roster by showcasing the most entertaining sport in the world.

Greenbriar and The Miami PC will jointly select, develop and build new Padel Courts across North America where demand for Padel is expected to increase by 40,000 new courts per year. The Greenbriar name and logo will be featured within all of the entire Miami PC ecosystem including uniforms, marketing, and sales.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value. Website is https://greenbriarcapitalcorp.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF